Exhibit (d)(5)

January 20, 2015

Board of Directors and Special Committee of GFI Group Inc.

c/o Christopher D’Antuono, General Counsel and Corporate Secretary

GFI Group Inc.

55 Water Street

New York, New York 10041

c/o Morton A. Pierce and Bryan J. Luchs

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Ladies & Gentlemen:

For the purpose of entering into that certain Tender Offer Agreement by and among BGC Partners, Inc., a Delaware corporation (“Parent”), BGC Partners, L.P., a Delaware limited partnership and a subsidiary of Parent (“Purchaser”) (Parent and Purchaser together referred to as “we,” “us” or “our”, as appropriate), and GFI Group Inc., a Delaware corporation (“GFI”), and attached hereto as Exhibit A (the “Tender Offer Agreement”), each of Parent and Purchaser hereby deliver its respective duly executed signature page to the Tender Offer Agreement (each, a “Signature Page,” and together, the “Signature Pages”) to GFI on the terms and subject to the conditions set forth in this letter agreement. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Tender Offer Agreement. Parent and Purchaser hereby agree as follows:

1. Delivery of Signature Pages. Simultaneously with the execution and delivery of this letter agreement, Parent and Purchaser have delivered to GFI the Signature Pages. Except as set forth in this letter agreement, the Signature Pages may not be voided, conditioned, retracted or withdrawn, and Parent and Purchaser agree not to take any action or fail to take any action with the knowledge that the taking or failing to take such action would reasonably be expected to prevent the Tender Offer Agreement from becoming a fully executed, binding and effective agreement upon the execution and delivery by GFI of its signature page to the Tender Offer Agreement (the “GFI Signature Page”). Solely upon the execution and delivery of the GFI Signature Page in accordance with the terms of this letter agreement, the Tender Offer Agreement shall become a fully executed, binding and effective agreement.

2. Creation of a Fully Executed, Binding and Effective Agreement. The Tender Offer Agreement shall be fully executed, binding and effective upon the occurrence of both of the following prior to the termination of this letter agreement: (i) the termination of the CME Merger Agreement in accordance its terms, other than a termination pursuant to Section 8.1(c)(i) thereof; provided, that, at the time of such termination, CME shall not have had the right to terminate the CME Merger Agreement pursuant to Section 8.1(c)(i) of the CME Merger Agreement (a termination in accordance with this clause (i), a “Qualifying Termination”), and (ii) the subsequent execution and delivery by GFI of the GFI Signature Page to Parent and Purchaser. GFI shall notify Parent and Purchaser as soon as possible after the occurrence of a Qualifying Termination.

3. Public Announcement. On the date of delivery of this letter agreement, Parent and Purchaser shall file a Form 8-K and make any required amendments to the Offer Documents with the Securities and Exchange Commission, in each case, to reflect the terms of this letter agreement.

4. Representations and Warranties. Each of Parent and Purchaser makes the following representations and warranties to GFI:

a. It is duly organized, validly existing and in good standing under the laws of the state of its organization, and has full power and authority to execute and deliver this letter agreement and to perform its obligations hereunder and thereunder.

b. This letter agreement have been duly approved by all necessary action, including any necessary shareholder or membership approval, have been executed by its duly authorized officers and, this letter agreement will constitute its valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

c. The execution, delivery and performance of this letter agreement will not violate, conflict with, or cause a default under its articles of incorporation, articles of organization, bylaws, management agreement or other organizational document, as applicable, any applicable law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject.

5. Confidentiality.

a. All information furnished to us and our Representatives (as defined below) by GFI or any of its directors, officers, employees, affiliates, advisors or other representatives, as of or after the date of the execution of the Tender Offer Agreement, orally or in writing, including summaries, extracts or other documents or records prepared by us or our Representatives which contain or otherwise reflect or are generated from such information, are collectively referred to herein as the “Confidential Information”. The term “Confidential Information” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure directly by us or any of our Representatives in breach of this agreement or by a party known by us to be bound by confidentiality), (ii) was or becomes available to us on a non-confidential basis from a source that, to our knowledge after reasonable inquiry, is not and was not prohibited from disclosing such information to us by a contractual, legal or fiduciary obligation, or (iii) was previously developed by us independently without reference to any

Confidential Information. We agree to hold the Confidential Information in trust and confidence, not disclose such Confidential Information to any third party except that we may disclose the Confidential Information or portions thereof to those of our directors, officers, employees, affiliates, partners, shareholders, advisors and potential financing sources and each of their respective representatives (collectively, the “Representatives”) who need to know such information for the purpose of the Offer and who are under a similar obligation of confidentiality. We agree to protect such Confidential Information by using the same degree of care as we use to protect our own Confidential Information of similar value and sensitivity, but not less than reasonable care. We further agree to use the Confidential Information solely for the purpose of evaluating, negotiating and consummating the Offer, acquisitions of securities of GFI or any other transaction related to or in connection with the Offer or such acquisitions.

b. We shall inform our Representatives who receive Confidential Information of the existence and terms of this letter agreement and ensure that they abide by the terms hereof. We shall be responsible for any breach of this letter agreement by our Representatives. If we or any of our Representatives are required (by law, regulation, deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, we shall, to the extent legally permissible, provide GFI with prompt written notice of such requirement, shall furnish only that portion of the Confidential Information which we are advised by opinion of outside counsel is legally required and only in the manner legally required, and shall exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

c. All Confidential Information shall remain the exclusive property of GFI (or the affiliate or third party from which GFI obtained such Confidential Information). Except as expressly provided herein or under a separate written agreement between Parent, Purchaser and GFI that references this letter agreement, GFI does not grant, convey or transfer to us any interest, license or other right, whether by estoppel, implication or otherwise, in, to or under the Confidential Information or any patent, copyright, trade secret, trademark or other intellectual property right.

d. Upon the written request of GFI, we shall, at our option, either promptly return to GFI or promptly destroy all copies of the Confidential Information furnished to us by or on behalf of GFI that are in our possession or in the possession of our Representatives. All other written Confidential Information will be destroyed by us and all oral Confidential Information will be held subject to the terms of this letter agreement. We agree to confirm in writing, if so requested by GFI, our compliance with the provisions of this Section 5(d) once we have been requested to return or destroy all required Confidential Information; provided that we and our outside counsel and financial advisors may retain copies of such information as necessary to comply with applicable law or established document retention policies or to the extent required to defend or maintain any litigation relating to this letter agreement, the

Offer or the transactions contemplated by the CME Merger Agreement. Notwithstanding any such return or destruction of the Confidential Information, we and our Representatives will continue to be bound by our and their obligations of confidentiality hereunder.

e. This Section 5 shall survive until the two-year anniversary of the termination of this letter agreement pursuant to Section 10 hereof (other than a termination pursuant to Section 10(a) in which case this Section 5 shall not survive).

f. We understand and acknowledge that, except as set forth in the Tender Offer Agreement, none of GFI or any of its respective affiliates or subsidiaries is making any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information, and each of GFI and its subsidiaries and affiliates and their respective officers, directors, employees, stockholders, owners, advisors, agents or affiliates expressly disclaims any and all liability to us or any other person that may be based upon or relate to (a) the use of the Confidential Information by us or any of the Representatives or (b) any errors therein or omissions therefrom.

6. Severability. To the extent any provision of this letter agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this letter agreement.

7. Specific Performance. Parent and Purchaser agree that if any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that GFI shall be entitled to specific performance of the terms of this letter agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.

8. Execution in Counterparts. This letter agreement may be executed in two, which when so executed shall constitute one and the same agreement or direction. Signatures to this letter agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9. Third Party Beneficiaries. Nothing contained in this letter agreement, express or implied, is intended to confer upon any person or entity, other than GFI, any right, benefit or remedy under or by reason of this letter agreement or otherwise.

10. Termination. This letter agreement shall terminate automatically without any further action by Parent or Purchaser, and Parent and Purchaser shall have no further obligation or liability whatsoever with respect to this letter agreement (other than Sections 5, 9, 11, 12 and 13, which shall survive such termination in accordance with their terms), upon the earliest to occur of (a) the execution and delivery of the GFI Signature Page to Parent and Purchaser pursuant to Section 2 hereof, (b) the failure of GFI to execute and deliver the Tender Offer Agreement following the earlier of (i) two business days following a Qualifying Termination and (ii) 12:00 p.m. Eastern Time on the business day following the date of the GFI Stockholders Meeting (as defined in the CME Merger Agreement), (c) the consummation (or approval by the GFI stockholders at the GFI Stockholders Meeting) of the merger contemplated by the CME Merger Agreement, (d) the consummation of the BGC’s tender offer to purchase all outstanding Shares, pursuant to which Parent or Purchaser has agreed to accept for payment Shares tendered in such tender offer, (e) the failure of the Board of Directors of GFI, on or prior to 11:59 p.m. Eastern Time on January 20, 2015, to (i) deliver written notice to CME that it is prepared to effect a Change in Recommendation (as defined in the CME Merger Agreement) in response to a Superior Proposal (as defined in the CME Merger Agreement) in accordance with Section 6.5(d) of the CME Merger Agreement and (ii) deliver written notice to BGC confirming that it delivered such written notice to CME, (f) the failure of the Board of Directors of GFI, on or prior to 1:00 a.m. Eastern Time on January 27, 2015, to effect a Change in Recommendation in accordance with Section 6.5(d) of the CME Merger Agreement in favor of the Tender Offer Agreement by public announcement including language substantially similar to, and not inconsistent with, the language set forth on Exhibit B, (g) the failure of GFI to file a Schedule 14F-1 substantially in the form set forth on Exhibit C (with such changes as may mutually agreed by Parent and the Special Committee, it being agreed that any changes by Parent in connection with a change to any of Parent’s designated nominees shall be acceptable) on or prior to 5:00 p.m. Eastern Time on January 27, 2015 (h) the failure of GFI to file an amended Schedule 14F-1 reflecting changes to Parent’s designated nominees within two Business Days of such information being provided by Parent to GFI, and (i) 12:00 p.m. Eastern Time on January 28, 2015.

11. Indemnity. Parent hereby agrees that, in the event that the Board of Directors of GFI makes the statements set forth in Exhibit B and the Board Condition shall have been satisfied at the completion of the tender offer, and such events are determined to be a violation of the CME Merger Agreement (it being agreed that nothing herein shall be interpreted as an admission or acknowledgement that such statements or actions would be a violation of the CME Merger Agreement), then BGC shall indemnify the independent members of the Board of Directors of GFI to the extent that they incur any losses or other liability arising from such violation, but solely to the extent that losses or liability is not indemnificable or reimbursable under GFI’s Constituent Documents, indemnification agreements or insurance, including D & O Insurance. In the event that Parent shall be obligated to make any indemnification pursuant to this Section 11, no settlement of any such claim alleging such a violation shall occur without the prior written consent of Parent, and Parent shall be entitled to control the defense of any such claim alleging such a violation.

12. Waiver and Release. Parent and Purchaser hereby acknowledge that, unless and until the Tender Offer Agreement shall be executed, there is no agreement, commitment, arrangement, undertaking, or understanding of any kind with GFI that the Board Condition shall be satisfied at the completion of BGC’s tender offer. In furtherance of the foregoing, Parent and Purchaser hereby agree, on behalf of themselves and their affiliates, to waive and release any claim that they may have (in capacity as shareholders of GFI or otherwise) against any independent member of the Board of Directors of GFI arising from the statements set forth in the second sentence of the second paragraph of Exhibit B; provided that nothing herein shall be deemed to waive or release any obligation of GFI under the Tender Offer Agreement if and when such Tender Offer Agreement shall be executed.

13. Governing Law. This letter agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in, accordance with the law of the State of Delaware without regard to its rules of conflicts of law that would cause the application of the laws of any state other than the State of Delaware.

Sincerely,

BGC PARTNERS, INC.

By:	/s/ Howard W. Lutnick

Name:	Howard W. Lutnick

Title:	Chairman and Chief Executive Officer

BGC PARTNERS, L.P.

By:	/s/ Howard W. Lutnick

Name:	Howard W. Lutnick

Title:	Chairman and Chief Executive Officer

[Signature Page to Escrow Letter for BGC-GFI Tender Offer Agreement]

Exhibit A

Tender Offer Agreement

Exhibit B

GFI Group Inc.(“GFI”) today announced that its board of directors has determined to withdraw its recommendation for its pending acquisition by CME Group Inc. (“CME”). In light of the executed tender offer agreement from BGC Partners, Inc. (“BGC”) to acquire all of the shares of GFI, and after consultation with outside legal counsel and independent financial advisor, the GFI board of directors (upon the recommendation of the special committee of independent directors) in good faith determined that failure to withdraw its recommendation would reasonably be likely to be inconsistent with its fiduciary duties to the stockholders of GFI. The GFI board now recommends a vote against the CME transaction and recommends that GFI stockholders tender their shares of GFI common stock in the BGC tender offer.

The GFI board (upon the recommendation of the special committee of independent directors) determined, in consultation with outside legal counsel and independent financial advisor, that the tender offer provided in BGC’s tender offer agreement constitutes a Superior Proposal as contemplated by the merger agreement with CME. The GFI board made this determination based on the terms of the BGC tender offer and the GFI board’s belief that all conditions within the board’s control would be satisfied, including the condition that BGC nominees represent at least two-thirds of the GFI board upon consummation of the BGC tender offer. The determination that the BGC tender offer is a Superior Proposal under the CME merger agreement means in general terms that the board has determined, in good faith, that the BGC proposal would, if consummated, result in a transaction that is more favorable to its stockholders from a financial point of view than the CME acquisition. In accordance with the terms of the CME agreement, on [                    ], 2015, the GFI board provided written notice to the board of CME that it intended to change its recommendation. Upon receipt of that notification, under the terms of the merger agreement with CME, CME could propose changes to the merger agreement such that the BGC offer would no longer constitute a Superior Proposal. [CME made no such proposal.]

3

Exhibit C

Form of Schedule 14F-1